UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2026

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

WF Holding Limited (the “Company”) is furnishing this report on Form 6-K to provide the unaudited consolidated financial statements for the six months ended June 30, 2026 and 2025 and incorporate such financial statements into the Company’s registration statement referenced below.

This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (Registration Number 333-296397) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This report on Form 6-K contains forward-looking statements and information relating to the Company that are based on the current beliefs, expectations, assumptions, estimates and projections of management regarding the Company and its industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, including those risks and uncertainties which are generally set forth under the heading, “Key information - Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed on April 30, 2026 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to the Company or other parties or any person acting on behalf of the Company are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026	WF HOLDING LIMITED

/s/ Leah Siang Ling
	Name:	Leah Siang Ling
	Title:	Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the six months ended June 30, 2026 and 2025
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

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